Mail Stop 3030

February 24, 2010

Patrick Sheaffer
Chairman and Chief Executive Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

> **Re:** **Riverview Bancorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 17, 2010**
> **File No. 333-162621**

Dear Mr. Sheaffer:

We have reviewed your filing and your response dated February 17, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Cover Page

1. We note your response to our prior comment 2 and reissue our prior comment 2. The number of shares being offered must be included in the heading of the pre-effective amendment that is to be declared effective.

Prospectus Summary
Riverview Bancorp, page 5

2. Revise to disclose the losses for the last full year as well as the interim period since that date. In addition, disclose if management believes the offering proceeds will be sufficient capital for the company to stay in capital compliance for the next 12 months or if they believe additional capital will need to be raised.

3. We note your response to our prior comment 3 and reissue part of our prior comment. Please revise the summary to disclose that no officers and directors are

committed to purchase any shares in the offering or disclose otherwise. You may also add the disclosure provided in your response.

<u>Exhibits</u>
<u>Exhibit 5.1</u>

4.   Please file an updated legality opinion.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By Fax: (703) 883-2511
        John F. Breyer, Jr., Esq.
        Breyer & Associates PC